Exhibit 99.2

Item 8.  Financial Statements and Supplementary Data

REPORT OF MANAGEMENT

The Board of Directors and Stockholders of
ExpressJet Holdings, Inc.

            Management is responsible for the preparation and fair presentation of the financial statements included in this report.  The financial statements have been prepared in conformity with U.S. generally accepted accounting principles and reflect management’s judgments and estimates concerning effects of events and transactions that are accounted for and disclosed.

            Management is also responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a -15(f) and 15d - 15(f) under the Securities Exchange Act of 1934.  The internal control over financial reporting of ExpressJet Holdings, Inc. (the “Company”) is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  The Company’s internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

            Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control.  Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparations and may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

            Management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young, LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

/s/JAMES B. REAM James B. Ream President and Chief Executive Officer	/s/FREDERICK S. CROMER Frederick S. Cromer Vice President and Chief Financial Officer
/s/PHUNG NGO-BURNS Phung Ngo-Burns Staff Vice President and Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
ExpressJet Holdings, Inc.

            We have audited the accompanying consolidated balance sheets of ExpressJet Holdings, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

            We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
Houston, Texas February 24, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
ExpressJet Holdings, Inc.

            We have audited management’s assessment, included in the accompanying Report of Management, that ExpressJet Holdings, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ExpressJet Holdings, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

            We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

            A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

            In our opinion, management’s assessment that ExpressJet Holdings, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, ExpressJet Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

            We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ExpressJet Holdings, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of ExpressJet Holdings, Inc. and our report dated February 24, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG LLP
Houston, Texas February 24, 2006

EXPRESSJET HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,

	2005	2004	2003

Operating Revenue	$1,562,818	$1,507,524	$1,311,443

Operating Expenses:
Wages, salaries and related costs	349,390	319,159	283,290
Aircraft rentals	309,018	281,455	249,094
Aircraft fuel and related taxes	210,412	187,088	153,271
Maintenance, materials and repairs	181,347	154,027	130,079
Ground handling	95,423	105,742	89,566
Other rentals and landing fees	104,043	87,602	95,032
Outside services	28,663	29,299	28,885
Depreciation and amortization	26,992	23,537	20,421
Security fee reimbursement	-	-	(3,034)
Other operating expenses	100,987	114,188	82,862

	1,406,275	1,302,097	1,129,466

Operating Income	156,543	205,427	181,977

Nonoperating Income (Expense):
Interest expense	(10,745)	(11,841)	(9,962)
Interest income	8,295	3,673	2,118
Capitalized interest	506	581	1,032
Other, net	(365)	164	38

	(2,309)	(7,423)	(6,774)

Income before Income Taxes	154,234	198,004	175,203
Income Tax Expense	56,241	75,233	66,670

Income before Dividends	97,993	122,771	108,533

Dividends on Mandatorily Redeemable Preferred Stock of Subsidiary	-	-	(352)

Net Income	$97,993	$122,771	$108,181

Basic Earnings per Common Share	$1.81	$2.26	$1.80

Diluted Earnings per Common Share	$1.65	$2.04	$1.74

Shares Used in Computing Basic Earnings per Common Share:
Basic	54,117	54,220	60,026
Diluted	61,722	61,779	63,062

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EXPRESSJET HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

ASSETS	December 31,
	2005	2004

Current Assets:
Cash and cash equivalents	$227,285	$190,189
Restricted cash	9,218	6,312
Short-term investments	-	18,650
Accounts receivable, net	3,916	5,360
Amounts due from Continental Airlines, Inc., net	6,534	-
Spare parts and supplies, net	26,555	27,061
Prepayments and other	6,163	6,080

Total Current Assets	279,671	253,652

Property and Equipment:
Owned property and equipment:
Flight equipment	207,010	218,916
Other	124,156	116,523

	331,166	335,439
Less: Accumulated depreciation	(92,095)	(78,792)

	239,071	256,647

Capital Leases:
Flight equipment	-	4,258
Other	4,310	4,315

	4,310	8,573
Less: Accumulated amortization	(2,930)	(3,395)

	1,380	5,178

Total Property and Equipment	240,451	261,825

Investments in Other Entities	17,255	-
Reorganization Value in Excess of Amounts Allocable to Identifiable Assets, net	12,789	12,789
Airport Operating Rights, net	3,942	4,192
Note Receivable	-	5,000
Debt Issuance Cost, net	3,696	3,894
Other Assets, net	2,466	1,892

Total Assets	$560,270	$543,244

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share data)

LIABILITIES AND	December 31,
STOCKHOLDERS' EQUITY	2005	2004

Current Liabilities:
Current maturities of long-term debt	$865	$865
Current maturities of note payable to Continental Airlines, Inc.	17,545	81,415
Current maturities of capital lease obligations	770	843
Accounts payable	956	635
Accrued payroll and related costs	50,157	46,524
Amounts due to Continental Airlines, Inc., net	-	11,239
Deferred income taxes	11,178	13,473
Accrued other liabilities	68,679	51,844

Total Current Liabilities	150,150	206,838

Long-term Debt	14,435	20,299

Note Payable to Continental Airlines, Inc.	-	17,389

4.25% Senior Convertible Notes due 2023	137,200	137,200

Capital Lease Obligations	1,035	1,805

Deferred Income Taxes	37,461	33,148

Other Long-term Liabilities	11,479	12,521

Stockholders’ Equity:
Preferred stock - $.01 par, 10,000,000 shares authorized, no shares and one share issued and outstanding, respectively	-	-
Common stock - $.01 par, 200,000,000 shares authorized, and 54,653,942 and 54,375,345 shares issued, respectively	547	544
Additional paid-in capital	165,074	162,418
Accumulated earnings (deficit)	50,082	(47,900)
Unearned compensation on restricted stock	(1,518)	(996)
Common stock held in treasury, at cost - 594,747 and 1,750 shares, respectively	(5,675)	(22)

Total Stockholders’ Equity	208,510	114,044

Total Liabilities and Stockholders’ Equity	$560,270	$543,244

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

EXPRESSJET HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,

	2005	2004	2003

Cash Flows from Operating Activities:
Income before dividends	$97,993	$122,771	$108,533
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income taxes	2,018	14,411	43,344
Depreciation and amortization	26,992	23,537	20,421
Equity loss from investments in other entities	606	-	-
Other, Net	3,240	8,067	12,068
Changes in operating assets and liabilities:
Increase in restricted cash	(2,906)	(3,112)	(3,200)
(Increase) decrease in account receivable, net	1,732	(1,001)	(2,984)
(Increase) decrease in amounts due Continental Airlines, Inc., net	(16,071)	2,322	23,007
Increase in spare parts and supplies, net	(944)	(4,672)	(4,092)
(Increase) decrease in prepayments and other assets	(696)	6,482	(7,799)
Increase (decrease) in accounts payable	321	(4,044)	(3,475)
Increase (decrease) in other liabilities	18,305	(11,156)	44,886

Net cash provided by operating activities	130,590	153,605	230,709

Cash Flows from Investing Activities:
Capital expenditures	(21,147)	(37,536)	(49,122)
Purchase of flight equipment from Continental Airlines, Inc.	-	(1,368)	-
Proceeds from the sale of property and equipment to Continental Airlines, Inc.	901	-	1,653
Proceeds from disposition of equipment	1,826	383	131
Sale (purchase) of short-term investments	18,650	(5,000)	(13,650)
Investments in other entities	(20,984)	-	-

Net cash used in investing activities	(20,754)	(43,521)	(60,988)

Cash Flows from Financing Activities:
Proceeds from debt financing	-	-	17,297
Gross proceeds from issuance of convertible debt	-	-	137,200
Repurchase of common stock	(5,643)	-	(133,770)
Payments on note payable to Continental Airlines, Inc.	(81,259)	(94,368)	(132,340)
Payments on long-term debt and capital lease obligations	(6,708)	(2,611)	(2,442)
Redemption of note related to Series A Preferred Stock	5,000	-	-
Proceeds from issuance of common stock	602	842	(2)
Dividends paid on Series A Preferred Stock	-	-	(352)
Proceeds from sale-leaseback transactions	15,268	-	-

Net cash used in financing activities	(72,740)	(96,137)	(114,409)

Net Increase in Cash and Cash Equivalents	37,096	13,947	55,312
Cash and Cash Equivalents - Beginning of Period	190,189	176,242	120,930

Cash and Cash Equivalents - End of Period	$227,285	$190,189	$176,242

Supplemental Cash Flow Information:
Interest paid, net of capitalized interest	$9,900	$11,165	$6,509
Income taxes paid, net (including amounts from our tax agreement with Continental Airlines, Inc.)	$51,751	$65,353	$15,170

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

.

EXPRESSJET HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(In thousands)

	Preferred Stock		Common Stock		Treasury Stock
	Share	Amount	Share	Amount	Share	Amount	Additional Paid-in Capital	Unearned Compensation on Restricted Stock	Accumulated Earnings(Deficit)	Total

Balance at December 31, 2002	-	$-	64,000	$640	-	$-	$159,743	$-	$(145,081)	$15,302
Common Stock Retirement	-	-	(9,835)	(98)	-	-	98	-	(133,770)	(133,770)
Dividends	-	-	-	-	-	-	-	-	(352)	(352)
Net Income	-	-	-	-	-	-	-	-	108,533	108,533

Balance at December 31, 2003	-	-	54,165	542	0	-	159,841	-	(170,670)	(10,287)
Net Income	-	-	-	-	-	-	-	-	122,771	122,771
Issuance of restricted stock under deferred compensation plans	-	-	137	1	(3)	35	1,730	(1,763)	(1)	2
Cancellation of previously issued equity awards	-	-	-	-	5	(57)	-	57	-	-
Issuance of common stock under employee stock purchase plan	-	-	73	1	-	-	841	-	-	842
Amortization of deferred compensation	-	-	-	-	-	-	-	710	-	710
Deferred compensation income tax effect	-	-	-	-	-	-	6	-	-	6

Balance at December 31, 2004	-	-	54,375	544	2	(22)	162,418	(996)	(47,900)	114,044
Net Income									97,993	97,993
Issuance of restricted stock under deferred compensation plans	-	-	209	2	(8)	99	2,036	(2,126)	(11)	(0)
Cancellation of previously issued equity awards	-	-	-	-	10	(109)	-	36	-	(73)
Issuance of common stock under employee stock purchase plan	-	-	69	1	-	-	601	-	-	602
Amortization of deferred compensation	-	-	-	-	-	-	-	1,568	-	1,568
Deferred compensation income tax effect	-	-	-	-	-	-	19	-	-	19
Stock repurchase	-	-	-	-	591	(5,643)	-	-	-	(5,643)

Balance at December 31, 2005	-	$-	54,654	$547	595	$(5,675)	$165,074	$(1,518)	$50,082	$208,510

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements

EXPRESSJET HOLDINGS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            ExpressJet Holdings, Inc. (“Holdings”) has strategic investments in the air transportation sector.  Our principal asset is all of the issued and outstanding shares of stock of XJT Holdings, Inc., the sole owner of the issued and outstanding shares of common stock of ExpressJet Airlines, Inc. (“Airlines”), which operates as Continental Express (together, “ExpressJet,” “we,” “us” and “our”).  Airlines is one of the largest regional airlines in the world, based on available seat miles and number of regional jets, transporting passengers, cargo and mail.  We also invest in other entities that permit us to leverage the management experience, efficiencies and economies of scale present in our subsidiaries.

            Airlines currently flies exclusively on behalf of Continental pursuant to a capacity purchase agreement, and we receive substantially all of our revenue under that agreement.  We provide all of Continental's regional jet service out of New York/Newark, Houston and Cleveland as well as non-hub service.  We believe Airlines’ operations complement Continental's aircraft.  The capacity purchase agreement currently covers all our existing fleet and all of the regional jets subject to our firm aircraft orders.  We are economically dependent on Continental for our operations and cash flows.  On December 28, 2005, Continental gave us notice of its intent to withdraw 69 aircraft from the capacity purchase agreement beginning December 2006 and ending in June 2007.  The capacity purchase agreement permits us up to nine months from the notice date to decide if we want to retain the aircraft.  If we choose to retain the aircraft, the capacity purchase agreement contains a provision for the interest rate implicit in calculating the scheduled lease payments we make to Continental to increase by 200 basis points.  See detailed discussion of the capacity purchase agreement in “-Note 2.”

Note 1 – Summary of Significant Accounting Policies

              (a) Principles of Consolidation –

            The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Holdings and its subsidiaries.  All material intercompany transactions have been eliminated in consolidation.

            (b) Use of Estimates –

            The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

            (c) Cash and Cash Equivalents –

            Cash and cash equivalents consist of cash and short-term, highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased.  Restricted cash is our collateral for estimated future workers’ compensation claims.

            (d) Short-term Investments –

            Short-term investments have maturities of less than one year and are stated at cost, which approximates market value.

            (e) Accounts Receivables, net –

            Accounts receivable are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts.  Our allowance for uncollectible accounts at the end of 2005 and 2004 was $0.1 million.

            (f) Spare Parts and Supplies, net –

            Inventories, expendable parts and supplies relating to flight equipment are carried at average acquisition cost and are expensed when used.  An allowance for obsolescence is provided over the remaining estimated useful life of the related aircraft, plus allowances for spare parts currently identified as excess to reduce the carrying costs to the lower of amortized cost or net realizable value.  These allowances are based on our estimates, which are subject to change.  Our allowance for obsolescence at December 31, 2005 and 2004 was $9.1 million and $8.5 million, respectively.

            (g) Property and Equipment –

            Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.  Property and equipment acquired under capital leases are recorded at the lower of the present value of the future minimum lease payments or the fair value of the asset at the inception of the lease.  The estimated useful lives and residual values for our property and equipment are as follows:

	Estimated Useful Life	Estimated Residual Value

Flight Equipment	5 to 25 years	0% to 15%
Ground property and equipment	2 to 30 years	0%
Capital lease - flight and ground	3 to 8 years	0%

            Amortization related to assets under capital leases and operating leasehold improvements is included in our depreciation and amortization expense on the income statement.  We amortize assets under capital leases and operating leasehold improvements over the shorter of the asset life or lease term.

            In accordance with Statement of Financial Accounting Standards No. 144 – “Accounting for the Impairment or Disposal of Long-Lived Assets,” we record impairment losses on long–lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.  The net carrying value of assets not recoverable is reduced to fair value.

            As shown in the following table, our aircraft fleet consisted of 266 regional jets at December 31, 2005.  We currently lease or sublease all of our existing regional jet aircraft from Continental.  See “-Note 5.”  Our aircraft purchase orders and options as of December 31, 2005 are also shown below.  See Item 7.  “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Commitments – Purchase Commitments.”

Type	Total Leased Aircraft	Firm Orders	Options	Seats in Standard Configuration

ERJ-145XR	96	8	100	50
ERJ-145	140	-	-	50
ERJ-135	30	-	-	37

Total	266	8	100

Pursuant to our agreement with Embraer, the 100 ERJ-145XR option aircraft can be converted to some other types of aircraft within the ERJ-145 Family at our discretion.

            (h) Intangible Assets –

            Reorganization Value in Excess of Amounts Allocable to Identifiable Assets represents an amount that arose from Continental’s emergence from bankruptcy reorganization in 1993.  Effective January 1, 2002, we adopted and began to account for this asset in accordance with Statement of Financial Accounting Standard No. 142–“Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires testing of goodwill and intangible assets with indefinite lives for impairment rather than amortizing them.

            We evaluate the carrying value of this asset each reporting period to determine whether events and circumstances continue to support an indefinite useful life.  We perform an impairment review on an annual basis, or more frequently if events or changes in circumstances indicate that the asset may be impaired.  Our review includes the acquisition, market-multiple and income approaches to valuation.  If this review indicates that our Reorganization Value in Excess of Amounts Allocable to Identifiable Assets will not be recoverable, the carrying value is reduced to the fair value.  We performed this review during 2005, 2004 and 2003 and determined that we did not have any impairment of our Reorganization Value in Excess of Amounts Allocable to Identifiable Assets.  Our annual impairment test is performed as of June 30 of each year.

            Due to Continental’s announcement on December 28, 2005 that it intended to withdraw 69 aircraft from the capacity purchase agreement beginning in December 2006, we determined a trigger event occurred.  In accordance with our policy, we performed an SFAS 142 impairment analysis as soon as reasonably possible after the trigger event, using the latest data available.  No impairment was identified.

            Airport operating rights, the rights to use certain take-off and landing slots and gates, are amortized on a straight-line basis over the life of the related airport facility lease, which approximates 20 years, with no residual value.  Debt issuance cost, capitalized costs related to our senior convertible notes, is amortized on a straight-line basis over 20 years, the term of the notes, and with no residual value.

            (i) Investments in Other Entities –

            Certain investments in unconsolidated companies that are not variable interest entities are accounted for by the equity method of accounting when we have significant influence over the operation of the companies as prescribed by Accounting Principles Board Opinion No. 18–“The Equity Method of Accounting for Investments in Common Stock” (“APB 18”).  The following table describes our current non-controlling interests that are accounted for under the equity method of accounting:

Company	Percentage of Ownership	Carrying Amount of Investment at December 31, 2005 (in millions)(4)

Wing Holdings, LLC(1)	49%	$5.8
American Composites, LLC(2)	49%	0.8
JetX Aviation Limited(3)	One share less than 50%	0.6

(1)

We purchased our interest in Wing Holdings in June 2005 for $16.0 million in cash.  The carrying amount of our investment exceeded the amount of underlying equity of Wing Holdings by approximately $8.5 million at the time of our investment.  We evaluated the net book value of Wing Holdings’ fixed assets as of June 30, 2005 and identified approximately $1.9 million difference between net book value and fair value.  The majority of this difference will be amortized over ten years, the average life of the assets identified.  As of December 31, 2005, the balance of the fair value difference, net of amortization, is approximately $1.4 million.  The remaining $6.6 million of our difference in the underlying investment is considered goodwill and thus, is not amortized.

(2)

In July 2005, we purchased our interest in American Composites and certain land and related improvements from a party related to American Composites for approximately $5.8 million in cash.  We recorded $4.9 million of the purchase price as building, land and related improvements and the balance was recorded as our non-controlling investment.  No difference between the carrying amount of our investment and the underlying equity of American Composites was identified.

(3)

In March 2005, we purchased our investment in JetX Aviation for approximately $0.9 million.  The carrying amount of our investment exceeded the amount of underlying equity of JetX Aviation by approximately $0.5 million at the date of the investment.  This difference is considered goodwill and thus, is not amortized.

(4)

Although no impairment losses on these investments have been recognized, an impairment loss would be recorded whenever a decline in value of an equity investment below its carrying amount was determined to be other than temporary.  In judging “other than temporary,” we would consider the length of time and extent to which the fair value of the investment has been less than the carrying amount of the equity investment, the near-term and longer-term operating and financial prospects of the equity company and our longer-term intent of retaining the investment in the entity.

            (j) Deferred Credits –

            Our spare part and flight training credits are primarily derived from our purchase agreement with Embraer.  All spare part credits are used to offset the purchase price of initial spare parts provisioning for our newly delivered aircraft.  Similarly, the flight training credits are used to pay for the initial simulator rent costs for our pilots.  These credits are recorded in long-term liabilities, with an offsetting entry to prepayments and other current assets or current accrued liabilities if we used more credits than the amount we are entitled to at year-end.  The deferred credits are amortized as a reduction to our aircraft rent expense over the life of the associated aircraft lease.  Amortization totaled $0.9 million for each 2005 and 2004.  The prepayments and other current assets or current accrued liabilities are reduced as the credits are used or as the remaining firm order aircraft are delivered.

            (k) Operating Revenue –

            We recognized our operating revenue under the capacity purchase agreement based on negotiated rates for each scheduled block hour Airlines flies for Continental.  The rates were designed to provide Airlines with a target operating margin of 10% before taking into account variations in some costs and expenses that are generally controllable by Airlines.  We also record other revenues earned under the capacity purchase agreement, such as percentage of completed flights, certain on-time departures and baggage handling.  See “– Note 2” for details of the block hour rates and the performance incentive payments.  Our operating revenue is reconciled and settled with Continental on a monthly basis, except for the quarterly reconciliation of Airlines’ costs within the margin band as defined in the capacity purchase agreement.

            Certain amounts billed by us to Continental under the capacity purchase agreement are subject to our interpretation of the capacity purchase agreement.  Beginning in 2005, we were required to negotiate the block hour rates with Continental annually.  If the rates were not finalized, we would be required to estimate these rates and record revenue based on such estimates until final rates are agreed to with Continental.  In addition, even if Continental concurs with the block hour rates, it may dispute amounts billed and pay less than the amount invoiced if it interprets the capacity purchase agreement differently than we do.  The rates we use to calculate our operating revenue are based on our interpretation of the capacity purchase agreement.  If our interpretation materially differs from Continental’s, our revenue could be materially understated or overstated.

            All fully-reconciled costs incurred in connection with the capacity purchase agreement are recorded as expense and revenue on a gross basis except for certain costs such as fuel costs above our fuel and related tax cap and facility rent at Continental’s hubs.  These costs are absorbed by Continental under the terms of the capacity purchase agreement and as such we are not the primary obligor for these costs and accordingly, these costs are not recorded as either revenue or expense by us.

            (l) Wages, Salaries and Related Expenses –

            As our collective bargaining agreements become amendable, we accrue for anticipated retroactive pay that we estimate will be due under the new contract.

            (m) Maintenance and Repair Costs–

            Maintenance and repair costs for owned and leased flight equipment, including the overhaul of aircraft components, are charged to operating expense as incurred, except for those maintenance costs covered by power-by-the-hour agreements, which are expensed based on contractual terms.  In 2005 and 2004, power-by-the-hour arrangements represented approximately 70% of our maintenance, materials and repairs costs.

            (n) Income Taxes –

            Deferred income taxes, which are provided under the liability method, are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using enacted tax rates and laws.  A valuation allowance is provided on deferred tax assets if, based on available evidence, it is more likely than not that future tax benefits will not be realized.

            (o) Earnings per Share –

            We account for earnings per share in accordance with Statement of Financial Accounting Standard No. 128 - “Earnings per Share.” Basic earnings per common share (“Basic EPS”) excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the periods presented.  Diluted EPS reflects the potential dilution that could occur if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the company.  The following table sets forth the reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for the years ended December 31, 2005, 2004, and 2003 (in thousands, except per share amounts):

	Year ended December 31,

	2005	2004	2003
Numerator:
Net income	$97,993	$122,771	$108,181
Income impact of assumed conversion of convertible debt	3,656	3,506	1,409

	$101,649	$126,277	109,590

Denominator:
Weighted average common shares outstanding	54,117	54,220	60,026
Effect of stock options	11	9	11
Effect of restricted stock	56	12	-
Assumed conversion of convertible debt	7,538	7,538	3,025

	61,722	61,779	63,062

Basic earnings per share	$1.81	$2.26	$1.80

Diluted earnings per share	$1.65	$2.04	$1.74

            We excluded 287,563 and 123,750 shares of restricted stock from the weighted average shares used in computing Basic EPS for the year ended December 31, 2005 and 2004, respectively, as these shares were not vested as of these dates.

            We adopted the Emerging Issues Task Force Issue No 04.08 – “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (“EITF 04-08”) on December 15, 2004.  As a result, we included the potential common stock equivalents related to our senior convertible notes in our computation of Diluted EPS and restated all prior periods in which the convertible notes were outstanding, as shown in the table above.

            The weighted average common shares outstanding for the Diluted EPS calculation also includes the incremental effect of shares that would be issued upon the assumed exercise of stock options and vesting of restricted stock.  We excluded the following common stock equivalents from our Diluted EPS calculations, because their inclusion would have been anti-dilutive:

•

options to purchase 1.6 million, 1.1 million and 1.0 million shares of our common stock for the years ended December 31, 2005, 2004 and 2003, respectively.  These options' exercise prices were greater than the average market price of the common shares for the respective periods; and

•	0.2 million and 0.1 million shares of restricted stock for the year ended December 31, 2005 and 2004.

            (p) Stock Plans and Awards –

            We have two stock-based compensation plans: the ExpressJet Holdings, Inc. 2002 Stock Incentive Plan (the “Incentive Plan”) and the ExpressJet Holdings, Inc. 2003 Employee Stock Purchase Plan (the “ESPP”).  We accounted for our stock-based compensation arrangements using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations through December 31, 2005.  In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (Revised 2004) - “Share-Based Payments” (“SFAS 123R”) which we adopted on January 1, 2006 as our method of accounting for our stock-based compensation.  See a detailed description of SFAS 123R and its impact on our financial statement below in “-(s) Recently Issued Accounting Standards”

            The Incentive Plan permits us to grant stock options and restricted stock to our outside directors and our employees.  Under APB 25, if the exercise price of our stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.  Since our stock options have all been granted with exercise prices at fair market value, no compensation expense has been recognized under APB 25.  We recognize compensation expense related to our restricted stock in accordance with the provisions of APB 25.  The total compensation expense to be incurred for each restricted stock grant equals the product of the number of shares issued and the closing price of our common stock on the grant date and is recognized over the vesting period of each grant in accordance with the method specified in FASB Interpretation No. 28-“Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”).  Under APB 25, we do not recognize compensation expense related to the ESPP.

            On November 4, 2005, our board of directors approved accelerating the vesting of 669,750 unvested options with exercise prices of greater than $11.00 per share and extended the life of 868,500 options that had a five-year term to seven years.  This modification did not impact our results of operations for the year ended December 31, 2005 as these options had no intrinsic value at the modification date.  Also, see detailed discussion of this event below in “-Note 11.”

            The following table illustrates the effect on net income and earnings per share assuming the compensation cost for our stock option, restricted stock and employee stock purchase plans were determined using the fair value method, prorated over the vesting periods in accordance with FIN 28, at the grant dates as required under SFAS 123R for the years ended December 31, 2005, 2004 and 2003:

(in thousands, except for per share data)	2005	2004	2003

Net Income as Reported	$97,993	$122,771	$108,181
Add: Total stock-based compensation expense included in reported net income, net of taxes	973	445	-
Deduct: Total stock based employee compensation expense determined under fair value	(4,635)	(2,555)	(2,496)

Pro forma	$94,331	$120,661	$105,685

Basic Earnings per Share:
As reported	$1.81	$2.26	$1.80

Pro forma	$1.74	$2.23	$1.76

Diluted Earnings per Share:
As reported	$1.65	$2.04	$1.74

Pro forma	$1.59	$2.01	$1.70

            The increase in stock based employee compensation expense in 2005 was due to accelerating the vesting and modification of the term of options as described above.  See “-Note 11” for the assumptions we used to compute the pro forma amounts above.  The pro forma effect on earnings per share is not representative of the pro forma effects in future years.

            (q) Comprehensive Income –

            We do not have any adjustments to net income to arrive at comprehensive income.

            (r) Financial Instruments and Risk Management –

            Financial Instruments – Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, our long-term secured debt to EDC, note payable to Continental and 4.25% senior convertible notes due 2023.  The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments.  As of December 31, 2005 and 2004, the fair value of our long-term secured debt to EDC was approximately $15.0 million and $15.8 million, respectively.  As of December 31, 2005, the carrying value of the note payable to Continental approximates fair value as we expect to pay off this debt in March 2006.  The fair value of our note payable to Continental as of December 31, 2004 was approximately $97.5 million.  The fair values of these instruments were estimated based on the discounted future cash flows using our current incremental rate of borrowing for a similar liability or market prices.  The fair value of our 4.25% senior convertible notes due 2023 was approximately $112.8 million and $139.1 million based on the quoted market price as of December 31, 2005 and 2004, respectively.  As of December 31, 2004, we also had one share of non-voting Series A Preferred Stock, par value $.01 per share outstanding.  The carrying value of our Series A Preferred Stock at December 31, 2004 approximated fair value.  We redeemed this instrument in April 2005.  See “-Note 6” below.

            Credit Risk Due to Certain Concentrations – We provide Continental substantially all of its regional jet capacity at its hub airports as well as additional non–hub service.  We are economically dependent upon Continental as substantially all of our revenue is received from Continental.  See Item 1A. “Risk Factors” for detailed discussions.   If Continental defaults on the payment obligations it has to us under our capacity purchase or other agreements, then in addition to any other remedies we may have, we can offset the amount of the defaulted payments against the amounts we owe to Continental under the note payable to Continental.  In addition, we can reduce any payments we owe to Continental under any agreements in an amount corresponding to its defaulted payments.

            In addition, approximately 70% of our employees were covered by collective bargaining agreements at December 31, 2005.  We amended our contracts with our pilots, dispatchers and mechanics in 2004.  The new contracts will be amendable in December 2008, July 2009 and August 2009, respectively.  Our contract with our flight attendants, which represent approximately 16% of our employees, became amendable in December 2004.  See Item 7.  “Management's Discussion and Analysis of Financial Condition and Results of Operations” for a discussion on the status of our negotiations with the IAM.

            (s) Recently Issued Accounting Standards –

            In December 2004, the FASB issued SFAS 123R, requiring companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award.  The fair value is to be estimated using an option-pricing model.  The resulting cost will be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.  Under the original SFAS 123, this accounting treatment was optional with pro forma disclosures required.

            We adopted SFAS 123R on January 1, 2006, as required by SFAS 123R.  It is effective for all awards granted after that date and for the unvested portion of awards granted prior to the adoption date.  The expense recognized with respect to unvested awards is based on the grant-date fair value and vesting schedule of those awards used in calculating the pro forma disclosures required under SFAS 123 and presented in “-(p) Stock Plans and Awards.”  The impact of adopting SFAS 123R on our statement of operations was similar to the pro forma impact of SFAS 123 presented in “-(p) Stock Plans and Awards.”  The adoption of SFAS 123R did not affect our overall financial position or liquidity.

            SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.   This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption.  We cannot estimate the impact of this change in the future (because they depend on, among other things, when employee exercise stock options).  We recognized immaterial excess tax deductions in our operating cash flows in 2005 and 2004 related to the vesting of our restricted stock. No excess tax deductions in our operating cash flows were recognized in 2005, 2004 and 2003 related to our options as no options were exercised in these periods.

            (t) Reclassifications –

            Certain reclassifications have been made in prior years’ financial statements to conform to the current year presentation.  Additionally, we classified our auction rate securities as cash equivalents in 2003.  In 2004, these securities were reclassified to short-term investments.  The 2003 balance sheet and cash flow statement were reclassified to conform to current presentation.

Note 2 – Capacity Purchase Agreement with Continental

            General.  We currently derive substantially all of our revenue from our capacity purchase agreement with Continental.  Under this agreement, Airlines operates flights on behalf of Continental as Continental Express.  Continental controls and is responsible for scheduling, pricing and managing seat inventories and is entitled to all revenue associated with the operation of the aircraft.  We also have various other agreements with Continental that govern our relationship.

            Under the capacity purchase agreement, some marketing-related costs normally associated with operating an airline are borne by Continental.  These costs include:

•	reservations and sales;
•	commissions;
•	advertising;
•	revenue accounting;
•	fare and tariff filings; and
•	food and beverage service.

            On December 28, 2005, Continental gave us notice of its intention to withdraw 69 aircraft from the capacity purchase agreement beginning in December 2006 and ending in June 2007.  The capacity purchase agreement gives us up to nine months from the notice date to decide if we want to retain the aircraft.  If we choose to retain the aircraft, the capacity purchase agreement contains a provision for the interest rate implicit in calculating the scheduled lease payments we make to Continental to increase by 200 basis points.

            Compensation and Operational Responsibilities.  Under the capacity purchase agreement, Airlines is entitled to payment for each block hour that Continental schedules it to fly.  Payment is based on a formula designed to provide Airlines with a target operating margin of 10% before taking into account variations in certain costs and expenses that are generally within our control.  In accordance with the capacity purchase agreement, the original cost components used in this formula remained in place until December 31, 2004, after which new rates are to be established annually with the same methodology.  We have exposure for most labor costs and some maintenance and general administrative expenses, if the actual costs are higher than those reflected in our block hour rates.

            Beginning in the fall of 2004, we negotiate with Continental to adjust the scheduled block hour rates annually as required under the capacity purchase agreement.  The agreement calls for rates to be set by November 1 of each year.  See detailed discussion of 2006 rate setting below.

            2003-2004.  A reconciliation payment was made by Continental to Airlines, or by Airlines to Continental, if the operating margin calculated, as described below (the "prevailing margin") was not between 8.5% and 11.5% in any fiscal quarter.  When the prevailing margin exceeded 11.5%, Airlines paid Continental an amount sufficient to reduce the margin to 11.5%.  If the prevailing margin was less than 8.5%, Continental would have paid Airlines an amount sufficient to raise the margin to 8.5%; however, from 2003 to 2004, the quarterly prevailing margins were never below 8.5%.  Certain items were excluded from the calculation of the prevailing margin, including:

•	actual labor costs that differed from those reflected in Airlines’ block hour rates;
•	performance incentive payments, including payments from controllable cancellation performance (cancellations other than weather or air traffic control cancellations);
•	litigation costs outside the normal course of business; and
•	other costs that were not included in Airlines’ block hour rates (or covered by any adjustments to them) and were not reasonable and customary in the industry.

            If these excluded costs were higher than those anticipated in Airlines’ block hour rates, its operating margin could have been lower than 8.5% when taking these costs into account, even after any reconciliation payment was made.  Conversely, if these costs were lower than those anticipated in Airlines’ block hour rates, its operating margin could have been higher than 11.5% when taking these costs into account, even after any reconciliation payment was made.

            During 2004, Airlines’ quarterly reconciliation payments to Continental totaled $61.0 million.  The table below describes how variations between our actual costs and our estimated costs, as determined in the block hour rates, were treated under the capacity purchase agreement through 2004:

Fully reconciled costs: reconciliation payment, including 10% margin, to the full extent actual costs differed from estimated costs.

 • Fuel and into-plane expenses(1)
 • Aircraft rent
 • Terminal facility rent
 • On-time bonuses and 401(k) company match
    under current plans
 • Taxes (other than income taxes)
 • Passenger liability insurance
 • Hull insurance
 • War risk insurance
 • Landing fees
 • Ground handling services

 • Administrative services provided by Continental
 • Third-party security and screening expenses
 • Substantially all regional jet engine expenses
    under current long-term third-party contracts
 • Depreciation and amortization(2)
 • Pilot training volumes
 • Glycol, de-icing, snow removal
 • International navigational fees
 • Pilot soft time(3)

Costs within the margin band: if actual expenses in this category were sufficiently different from estimates used in the block hour rates so that the prevailing margin (calculated to exclude the impact of unreconciled costs, to the extent they differed from Airlines’ estimated costs, and other items(4)) was less than 8.5% or greater than 11.5%, then a reconciliation payment was to be made by Continental or Airlines to the other so that this prevailing margin would be 8.5% or 11.5%, as applicable.

• Maintenance, materials and repairs not included above • Passenger services	• Other rental expenses • Other operating expenses
Unreconciled costs: no reconciliation payment was made for actual results that differed from estimated costs.
• Wages and salaries • Benefits not included above	• Corporate headquarter rent costs

(1)

Under the fuel purchase agreement with Continental, in 2004 and 2003, fuel and fuel tax expense were reconciled to the lower of the actual costs or the agreed-upon caps of 66.0 cents per gallon and 5.2 cents per gallon, respectively, based on our fuel purchase agreement with Continental.  If the fuel agreement with Continental were not in place, Airlines’ fuel cost, including related taxes, would have been $1.23 and $0.93 per gallon for the years ending December 31, 2004 and 2003, respectively.

(2)	Depreciation was reconciled for assets and capital projects accounted for in the capacity purchase agreement or those approved by Continental outside of the capacity purchase agreement.
(3)	Pilot soft time reconciliation ended March 31, 2003.
(4)

In addition to the unreconciled costs listed above, the prevailing margins used to calculate Airlines’ quarterly reconciliation payments did not take into account any performance incentive payments, including payments from controllable cancellation performance (cancellations other than weather or air traffic control cancellations), litigation costs outside the normal course of business and other costs that were not included in Airlines’ block hour rates (or covered by adjustments to them) and were not reasonable or customary in the industry.

            In 2004, the fully reconciled costs, costs within the margin band and unreconciled costs under our capacity purchase agreement represented approximately 63.9%, 12.0% and 24.1% of total operating costs, respectively.

            In addition, to the extent that our rate of controllable cancellations (such as those due to maintenance or crew shortages) was lower than our historical benchmarks, we were entitled to incentive payments; conversely, we would have had to pay Continental if our controllable cancellations were above historical benchmarks.  Because these incentive benchmarks were based on historical five-year rolling averages of monthly controllable cancellations, lower controllable cancellations that resulted in higher incentive payments in the near term reduced our opportunity to earn incentive payments in the future.  Also, because we used monthly rolling averages, our opportunity to earn these payments in any particular fiscal quarter was affected by monthly variations in historical controllable cancellation rates.  We were also entitled to receive a small per-passenger fee and incentive payments for certain on-time departure and baggage handling performance.

            2005 Rate Negotiation and Amendment.  As part of the 2005 rate negotiation, we agreed to cap Airlines’ prevailing margin at 10.0%.  Airlines also included previously unreconciled costs within the margin band, although it is not reimbursed if these costs are higher and cause its prevailing margin to fall below the 8.5% margin floor.  In addition, Airlines is still entitled to receive incentive payments from Continental if its rate of controllable cancellations is lower than its historical benchmark, but is not required to pay Continental a penalty for controllable cancellations unless the rate rises above 0.5%.  Airlines continued to receive a small per-passenger fee and incentive payments for certain on-time departure and baggage handling performance.

            During 2005, Airlines’ quarterly reconciliation payments to Continental totaled $23.4 million.  The table below describes how variations between Airlines’ actual costs and estimated costs, as determined in the block hour rates, have been treated under the capacity purchase agreement since January 1, 2005:

Fully reconciled costs: reconciliation payment, including 10% margin, to the full extent actual costs differ from estimated costs.

 • Fuel and into-plane expenses(1)
 • Aircraft rent
 • Terminal facility rent
 • On-time bonuses and 401(k) company match under
    current plans
 • Taxes (other than income taxes)
 • Passenger liability insurance
 • Hull insurance
 • War risk insurance
 • Landing fees

 • Ground handling services
 • Administrative services provided by Continental
 • Third-party security and screening expenses
 • Substantially all regional jet engine expenses under
    current long-term third-party contracts
 • Depreciation and amortization(2)
 • Glycol, de-icing, snow removal
 • International navigational fees

Costs within the margin band: if actual expenses in this category are sufficiently different from estimates used in the block hour rates so that the prevailing margin is less than 8.5% or greater than 10.0%, then a reconciliation payment will be made by either Continental or Airlines to the other so that this prevailing margin will be 8.5% or 10.0%, as applicable.  If the prevailing margin were less than 8.5% due to the impact of certain costs, as described below, or if the prevailing margin were above 10.0% due to other items(3), no reconciliation payments would be made from either Continental or Airlines.

• Maintenance, materials and repairs not included above • Passenger services	• Other rental expenses • Other operating expenses

(1)

Under the fuel purchase agreement with Continental, fuel and fuel tax expense are reconciled to the lower of the actual costs or the agreed-upon caps of 66.0 cents per gallon and 5.2 cents per gallon, respectively, based on Airlines’ fuel purchase agreement with Continental.  If the fuel purchase agreement with Continental were not in place, the fuel cost, including related taxes, would have been $1.80 per gallon for the year ended December 31, 2005.

(2)	Depreciation is reconciled for assets and capital projects accounted for in the capacity purchase agreement or those approved by Continental outside of the capacity purchase agreement.
(3)

The prevailing margin used to calculate the reconciliation payment does not take into account performance incentive payments, including payments from controllable cancellation performance, litigation costs above a historical benchmark and other costs that are not included in the block hour rates (or covered by adjustments to them) or are not reasonable and customary in the industry.

            In 2005, the fully reconciled costs and costs within the margin band under the capacity purchase agreement represented approximately 64% and 36% of total operating costs, respectively.

            Certain costs that were unreconciled under the capacity purchase agreement prior to 2005 now require Airlines to make a reconciliation payment to Continental if the differences cause the prevailing margin to be greater than 10.0%.  However, if the differences cause the prevailing margin to be less than 8.5%, they remain unreconciled.  These costs are:

•	wages and salaries; and
•	benefits not included in the table above.

            2006 Rate Setting.  Because we have not agreed on the 2006 rates, Continental has agreed to continue paying Airlines at the December 2005 rates until an agreement is reached.  Any agreement to revise the current rate structure will be retroactive to January 1, 2006.  We cannot currently estimate what our 2006 rates will ultimately be.  If we cannot agree on the 2006 rates, the capacity purchase agreement allows either party to submit the matter to arbitration.

            Capacity and Fleet Matters.  Subject to the aircraft withdrawal beginning in December 2006, the capacity purchase agreement currently applies to all of Airlines’ 266 aircraft, as well as the aircraft subject to firm orders through December 2006, at which time Continental will withdraw 69 aircraft from the capacity purchase agreement.  Under the capacity purchase agreement, Continental is required to purchase or lease from Embraer or its designee all of our current firm order aircraft under the agreement, as well as participate in the financing, and to lease or sublease these aircraft to us.

            The capacity purchase agreement also allows us to be Continental’s exclusive regional jet service provider at Newark’s Liberty International, Houston’s Bush Intercontinental and Cleveland’s Hopkins International airports through December 31, 2006.  However, Continental has the right to reduce the number of our regional jets covered by the agreement at any time upon 12 months’ notice.  As noted above, on December 28, 2005, Continental gave us notice of its intention to withdraw 69 aircraft from the capacity purchase agreement beginning in December 2006 and ending in June 2007.  Under the terms of the agreement, Continental cannot withdraw additional aircraft from the agreement until December 28, 2009 unless the agreement is terminated.  If the agreement were terminated, withdrawal would be limited to 15 aircraft per month.  With respect to the 69 aircraft released from the capacity purchase agreement, we have the option to:

•

fly the released aircraft for other parties or under our own code, subject to our ability to obtain facilities, such as gates and slots, and subject to our exclusive arrangement with Continental at its hub airports;

•	sublease the aircraft to other parties; or
•	decline to fly these aircraft and cancel the related subleases with Continental.

            If we choose to retain the aircraft released from the capacity purchase agreement, the capacity purchase agreement has a provision for the interest rate implicit in calculating the scheduled lease payments we make to Continental to increase by 200 basis points.  See Item 1. “Business–Capacity Purchase and Other Agreements with Continental Airlines – Aircraft Financing.  ”If we elect not to retain these aircraft, the related leases or subleases between us and Continental will be canceled, and Continental will take possession of the aircraft. In that event, Continental will be responsible for all direct reasonable costs we incur in removing those aircraft from our fleet.

            We have options for 100 ERJ-145XR aircraft that may be exercised for other types of aircraft within the ERJ-145 Family.  During 2005, Continental declined the right to exercise any of these options.  We retain the right to exercise them and fly these aircraft for other airlines or under our own code, subject to some restrictions; however, we will have to finance our acquisition of these aircraft independently.

            So long as scheduled flights under the capacity purchase agreement with Continental represent either at least 50% of all our scheduled flights or at least 200 of our aircraft are covered by the capacity purchase agreement, we are required to allocate our crews, maintenance personnel, facilities and other resources on a priority basis to scheduled flights under the capacity purchase agreement above all of our other flights and aircraft.

            Term of Agreement.  The capacity purchase agreement is scheduled to expire on December 31, 2010.  Continental has the option to extend the term of the agreement with 24 months’ notice for up to four additional five-year terms through December 31, 2030.

            Continental may terminate the agreement at any time upon 12 months’ notice, or at any time without notice for cause, which is defined as:

•	our bankruptcy;
•	suspension or revocation of our authority to operate as a scheduled airline;
•	cessation of our operations as a scheduled airline, other than as a result of a union-authorized labor strike or any temporary cessation not to exceed 14 days;
•	a union-authorized labor strike that continues for 90 days; or
•	our intentional or willful material breach that substantially deprives Continental of the benefits of the agreement, which is not cured within 90 days of notice of the breach.

            Continental may also terminate the agreement at any time upon our material breach that does not constitute cause and continues for 90 days after we receive notice of the breach.  If we materially breach the agreement (including for cause) and, for breaches other than cause, fail to cure the breach within 60 days after we receive notice of the breach, we will have to pay Continental an amount equal to the expected margin contained in the block hour rates for scheduled flights from the 60th day (or immediately, without receipt of any notice, if the breach is for cause) until the breach is cured.  In addition, Continental may terminate the agreement immediately without notice or giving us an opportunity to cure if it makes a reasonable and good faith determination, using recognized standards of safety, that there is a material safety concern with our operation of any flight under the capacity purchase agreement.

            If Continental materially breaches the agreement and fails to cure the breach within 60 days after we notify it of the breach, we will be entitled to obtain our payments directly from Airline Clearing House, Inc. from the 60th day for the duration of the default.  In addition, Continental and we are each entitled to seek damages and equitable remedies in arbitration.

            Continental’s Outlook.  We are directly affected by Continental’s financial and operational stability because we depend on its ability to make payments to us under our capacity purchase and other agreements.  Continental has reported significant losses since September 11, 2001, excluding special items.  For the years ended December 31, 2005 and 2004, Continental reported net losses of $68 million and $409 million, respectively.  Excluding special items, Continental’s losses would have been more significant.

            Continental and the union representing its flight attendants recently ratified their labor agreement to allow Continental to meet its $0.5 billion cost-savings goal previously announced; absent additional adverse factors due to external influences, such as additional terrorist attacks or unreasonable increase in fuel prices, we are not aware of any other factors that would lead us to believe that Continental will not be able to maintain adequate liquidity through December 31, 2006, as previously disclosed in its quarterly filings.  However, a combination of some or all of several events, most of which are outside of Continental’s direct control, may result in its inability to maintain adequate liquidity through December 31, 2006.

            As discussed above, Continental has reduced the level of its commitment for our aircraft under the capacity purchase agreement, which could materially reduce our revenue and earnings.  Furthermore, Continental leases from third parties a substantial portion of the aircraft and airport facilities that it subleases to us.  If Continental declared bankruptcy or otherwise defaulted under these leases, we would have no rights to these aircraft or facilities; our access to our aircraft and airport facilities would depend on negotiations between the lessors and us.

Note 3 – Security Fee

            On April 16, 2003, President Bush signed into law the Emergency Wartime Supplemental Appropriation Act 2003 (“Wartime Act”), which was include as part of a larger bill to fund the war in Iraq.  Highlights of the Wartime Act affecting us are as follows:

•

$2.3 billion for reimbursement of airline security fees that were paid or collected by airlines as of the date of enactment, which means reimbursement for fees paid from February 1, 2002 through April 16, 2003, and from June 1 to September 30, 2003; and

•	$100 million was authorized to reimburse carriers for installing fortified flight deck doors.

            In May 2003, we received $3.0 million to reimburse security fees under the Wartime Act. However, since the reimbursement represented fully reconciled costs under the capacity purchase agreement, we distributed 100% of the funds received to Continental.  For detailed discussion of fully reconciled costs, please see “- Note 2.”  The net impact of this reimbursement was immaterial to our results of operations.  In September 2003, we also received $0.6 million for reimbursement of costs related to installation of the fortified flight deck doors pursuant to the Wartime Act.  The amount received was used to reduce the capitalized cost of our property and equipment.

            On January 3, 2006, Airlines and 42 other carriers received demand notices from the TSA related to the alleged underreported, uncollected ASIF.  Airlines was invoiced by the TSA for an additional $2.1 million for 2005, due on or before February 2, 2006.  We recorded this additional liability as of December 31, 2005, of which $0.8 million was recorded as additional security expense pursuant to a previously agreed allocation methodology with Continental.  On January 16, 2006, Continental and we jointly submitted a letter to the TSA seeking a joint administrative review of the ASIF assessments and a stay of any related payments.  At this time, we cannot predict the outcome of this review.

Note 4 – Details of Certain Accounts

            Accrued other liabilities consist of the following (in thousands):

	As of December 31,
	2005	2004

Airport services	$16,596	$11,833
Maintenance, materials and repairs	17,627	13,584
Taxes (1)	16,592	13,857
Flight operation related expenses	7,343	6,079
Interest	2,574	2,519
Other	7,947	3,972

	$68,679	$51,844

(1) Includes income taxes payable as well as other taxes payable.

            Other long-term liabilities consist of the following (in thousands):

	As of December 31,
	2005	2004

Spare parts credit	$4,630	$5,345
Flight training credits	6,235	5,996
Other	614	1,180

	$11,479	$12,521

Note 5 – Leases

            We lease or sublease all 266 of our aircraft under operating leases with lease terms ranging from 16 to 16.5 years from Continental.  Our sublease agreements with Continental have substantially the same terms as the lease agreements between Continental and the third-party lessors, and expire between 2013 and 2022.  Rental payments for each aircraft are fixed upon lease execution with no escalation clauses.  We also lease or sublease, under various operating leases, ground equipment and substantially all of our ground facilities, including facilities at public airports from Continental or the municipalities or agencies owning and controlling such airports.  Though the duration and terms of these leases vary greatly, we expect, in most cases, leases to be renewed or replaced by new leases as required in the normal course of business.  Our leases do not include residual value guarantees.

            At December 31, 2005, the scheduled future minimum lease payments under capital leases due to third-party lessors and the scheduled future minimum lease payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in millions):
		Operating Leases
	Capital Leases
		Aircraft	Non-Aircraft

Year ending December 31,2006	$0.9	$324.4	$14.6
2007	0.8	257.7	13.2
2008	0.2	236.4	12.2
2009	-	236.4	11.6
2010	-	236.4	10.7
Later years	-	1,679.8	65.8

Total minimum lease payments	1.9	$2971.3	$128.1

Less: amount representing interest	0.1

Present value of capital leases	1.8
Less: current maturities of capital leases	0.8

Long-term capital leases	$1.0

            Our total rental expense for all non-aircraft operating leases was approximately $39.3 million, $33.4 million and $51.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

            Total aircraft and non-aircraft rent expense was approximately $348.3 million, $314.8 million and $300.6 million for the years ended December 31, 2005, 2004 and 2003, which included $323.3 million, $292.6 million and $280.7 million of payments under leases with Continental under the capacity purchase agreement.  In addition, of the total rental expense, $290.4 million, $262.7 million and $249.4 million are related to subleases with Continental for 2005, 2004 and 2003, respectively.  As a result of 2003 amendment to our Master Facility and Ground Handling Agreement with Continental, we no longer pay Continental rent related to our hub stations.  See Item 1. “Business – Capacity Purchase and other Agreements with Continental Airlines – Airport Facilities, Slots and Route Authorities” for more detailed description of this amendment.

            If we defaulted on our payment obligations under our aircraft and facility leases or subleases with Continental, Continental would be entitled to reduce future payments to us under the capacity purchase agreement by the amount of the defaulted payment.

            The scheduled minimum aircraft operating lease payments in the above table include the estimated reduction for the withdrawal of 69 aircraft beginning in December 2006.  The scheduled minimum non-aircraft operating lease payments in the above table include payments for seven new engine leases. Prior to December 2005, under our power-by-the-hour agreement with Rolls Royce, we were obligated to acquire up to three spare engines to support our existing aircraft and the remaining eight aircraft on firm order.  In December 2005, we negotiated the sale of eight engines to Rolls Royce and, in exchange, entered into seven new engine leases with a Rolls Royce subsidiary. The engines leased have greater interchangeability than the engines sold. As a result, we have satisfied our engine obligations and are no longer obligated to purchase the three engines.  These leases are classified as operating leases; hence they are not reflected as assets and liabilities on our balance sheet.  These leases do not have residual value guarantees and annual escalation of rental payments is based on customer price index.

            In July 2005, we purchased certain building, land and related improvements (from a party related to American Composites) for an aggregate price of approximately $4.9 million.  $4.2 million was recorded as building and related improvements and the balance was allocated to land.  As of December 31, 2005, we have recorded approximately $0.1 million in accumulated depreciation for this building.  At the same time, we lease the building, land and related improvements to American Composites for use in its operation.  We account for the lease as an operating lease.  The scheduled minimum future lease payments from American Composite are to be as follows (in millions):

Year ending December 31,
2006	$0.5
2007	0.5
2008	0.5
2009	0.5
2010	0.5
Thereafter	2.3

Total	$4.8

Note 6 – Long-term Debt

            As of December 31, 2005, long–term debt, including current maturities, totaled $15.3 million, which consisted of $15.3 million of secured debt owed to EDC.

            EDC loaned us $10.7 million in May 2003 and $6.6 million in September 2003.  The loan is secured by certain of our flight simulators, flight data software and other equipment related to the simulators.  We used all of the proceeds from the loans to reduce the principal under our note payable to Continental.  The amount due to EDC accrues interest at the six-month LIBOR plus 1.75% per annum.  The term of each advance to us is 96 months.  The loan agreement has customary representations, warranties and covenants.  Additionally, Continental is the guarantor of this loan, and a default under the guarantee would cause an acceleration of the loan.

            Prior to the completion of our initial public offering, Airlines issued the sole authorized and outstanding share of its non-voting Series A Preferred Stock, par value $.01 per share, to our subsidiary XJT Holdings, Inc. as partial consideration for its assets and liabilities.  The series A Preferred Stock was entitled to receive, on a cumulative basis, dividends at a rate of 14% per annum on a liquidation preference of $5.0 million, callable beginning in April 2005 and mandatorily redeemable in April 2012.  Upon issuance, XJT Holdings, Inc. sold the Preferred Stock to an independent third party in exchange for a $5.0 million promissory note, with no rights of offset, due in April 2012.  The note bore interest equal to the three-month LIBOR plus 0.6% per annum, payable quarterly which commenced on August 1, 2002.  On July 1, 2003, we adopted Statement of Financial Accounting Standard No.150 –“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  Upon adoption, we reclassified our Series A Preferred Stock to long-term debt.  We also began to recognize dividends declared related to our Series A Preferred Stock as interest expense.

            On April 1, 2005, Airlines called the Series A Preferred Stock for redemption.  The redemption price, including accrued but unpaid dividends, was approximately $5.0 million.  The share was redeemed on April 16, 2005, and the corresponding dividends ceased.  In addition, we received $5.0 million, including accrued but unpaid interest income, from the holder of the stock to retire a $5.0 million promissory note held by us.

            Maturities of these long-term debts are summarized below in “– Note 8.”

Note 7 – Note Payable to Continental

            Under the promissory note dated March 31, 2001, net amounts due Continental were converted into a long-term note payable of $552.3 million, which bore interest at a fixed rate of 4.9% through June 30, 2001.  Effective July 1, 2001, the rate for subsequent quarters was set at the three-month LIBOR plus 1.25% per annum.  The note is our unsecured general obligation and is subordinated in right of payment to all of our future senior indebtedness and is junior to any of our secured obligations and the secured obligations of our wholly owned subsidiaries to the extent of the collateral pledged.

            In 2004, we made a discretionary prepayment of $27.0 million in addition to our scheduled quarterly principal and interest payments, net of prepayments made in prior periods, to the extent required.  The quarterly payment on our note payable to Continental for principal and interest is $27.9 million, to be paid through the earlier of March 31, 2007 or until the principal balance and any accrued interest are paid in full.  We currently expect to pay off this obligation on March 31, 2006.  Total payments made during 2005 and 2004 (including the discretionary prepayments) were $84.7 million and $98.8 million, respectively, of which $81.3 million and $94.4 million, respectively, related to principal.  Based on the three-month LIBOR on December 31, 2005 plus 1.25% per annum and our current principal balance of $17.5 million, maturities of our note payable to Continental as of December 31, 2005 are detailed on the table included in “– Note 8” below.

            The weighted average interest rate for the year ended December 31, 2005, 2004 and 2003 was 4.4%, 2.6% and 2.5% per annum, respectively.  The statements of operations include total interest charges from Continental of $3.5 million, $4.3 million and $6.7 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Note 8 – 4.25% Senior Convertible Notes due 2023

            During 2003, we completed the private placement of $137.2 million senior convertible notes due 2023, which were resold by the initial purchasers to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933.  Cash interest is payable on the notes at a rate of 4.25% per year on the principal amount at maturity, payable semiannually in arrears on February 1 and August 1 of each year, beginning February 1, 2004.  The aggregate amount of the principal will be due on August 1, 2023.  The notes and the notes guarantee are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness.  The notes and the notes guarantee are junior to any of our secured obligations and the secured obligations of our wholly owned subsidiaries to the extent of the collateral pledged.

            The notes are convertible into shares of our common stock at a conversion rate of 54.9451 shares per $1,000 in principal amount at maturity of the notes.  This conversion rate is subject to adjustment in certain circumstances.  Holders of the notes may convert all or a portion of their notes into shares of our common stock under the following circumstances: (i) at any time during or after any fiscal quarter commencing after September 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the fiscal quarter prior to such quarter is greater than 120% of the conversion price per share of common stock on such last day; (ii) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each of the five trading days was less than 98% of the product of the closing sales price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (iii) if the notes have been called for redemption; or (iv) upon the occurrence of specified corporate transactions.  We have reserved sufficient shares of our common stock to be issued upon conversion of these notes.

            We can redeem the notes, in whole or in part, beginning on August 4, 2008, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid cash interest, if any.  The holders of the notes may require us to repurchase the notes on August 1, 2008, August 1, 2013 and August 1, 2018 (“Redemption Dates”) at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any.  We can choose to pay the repurchase price for any such notes in cash, in shares of common stock or any combination thereof should we be required to redeem the notes at any of the Redemption Dates.  We have a shelf registration statement on file with the Securities and Exchange Commission covering the resale of the notes and the underlying common stock for the security holders name therein.

            Proceeds from the offering, net of initial purchasers’ fees, were used to repurchase 9,835,125 shares of our common stock from Continental at $13.60125 per share pursuant to a stock repurchase agreement with Continental.  As a result of this repurchase, Continental’s beneficial ownership of our common stock dropped below 50%.

            Repayment of the convertible notes is jointly and severally guaranteed on an unconditional basis by Airlines.  Except as otherwise specified in the indenture pursuant to which the notes were issued, there are no restrictions on Airlines’ ability to transfer funds to us in the form of cash dividends, loans or advances.  General provisions of applicable state law, however, may limit the ability of any subsidiary to pay dividends or make distributions to us in certain circumstances.

            Separate financial statements of Airlines are not included herein because the aggregate assets, liabilities, earnings, and equity of that subsidiary remain substantially equivalent to our assets, liabilities, earnings and equity on a consolidated basis.  Airlines is jointly and severally liable for the repayment of the notes.  We do not believe that separate financial statements and other disclosures concerning Airlines would be material to investors.

            The amount of all scheduled debt maturities, as described in Notes 6, 7 and 8 above, due over the next five years and thereafter is as follows (in millions):

Year ending December 31,
2006	$18.4
2007	$1.7
2008	$140.7
2009	$3.5
2010	$3.5
Thereafter	$2.4

            The table above assumes the senior convertible notes will be due on August 1, 2008, the earliest date that the holders of the notes may require us to repurchase the notes.

            Other than the debt obligations described above, we do not have any other source of long-term borrowings or available lines of credit.  There is no covenant under any of our current long-term debt agreements that restrict our ability to undertake additional debt or equity financing.

Note 9 – Income Taxes

            Income tax expense (benefit) for the year ended December 2005, 2004 and 2003 consisted of the following (in millions):

	2005	2004	2003

Federal
Current	$51.7	$60.6	$23.5
Deferred	1.5	10.4	39.0
State:
Current	2.5	0.2	(0.1)
Deferred	0.5	4.0	4.3

Total Income Tax Expense	$56.2	$75.2	$66.7

            The reconciliations of income tax computed at the United States federal statutory tax rates to income tax expense for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Amount			Percentage

	2005	2004	2003	2005	2004	2003

	(in millions)
Income tax expense at United States statutory rates	$53.9	$69.3	$61.3	35.0%	35.0%	35.0%
State income tax expense (net of federal benefit)	2.3	4.2	4.2	1.5	2.1	2.4
Meals and entertainment disallowance	1.7	1.4	1.2	1.1	0.7	0.7
Other	(1.7)	0.3	-	(1.1)	0.2	-

Income tax expense, net	$56.2	$75.2	$66.7	36.5%	38.0%	38.1%

            Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the related amounts used for income tax purposes.  Significant components of our deferred tax liabilities and assets as of December 31, 2005 and 2004 are as follows (in millions):

	2005	2004

Deferred Tax Liabilities:
Fixed assets	$48.3	$44.7
Other	1.7	2.5

Gross deferred tax liabilities	50.0	47.2

Deferred Tax Assets:
Federal loss carryforwards	$-	$6.1
State loss carryforwards, net	5.4	5.6
Intangible assets	317.8	343.8
Other	13.0	7.1

Gross deferred tax assets	336.2	362.6

Valuation allowance / net tax agreement obligation to Continental	334.8	362.0

Net deferred tax assets (liabilities)	$(48.6)	$(46.6)

            At December 31, 2004, we had federal net operating loss carryforwards of approximately $17.4 million, which expire in 2019.  In September 2005, Continental entered into a final settlement agreement with the IRS that included periods when we were included in its consolidated federal income tax return.  Our taxable income was not adjusted, but the amount of net operating losses allocated to us was reduced by approximately $16.4 million.  In accordance with our tax agreement with Continental, we recorded a receivable from Continental for approximately $5.7 million for the reduction of our federal net operating loss carryforwards.  In addition, we adjusted our tax accounts to reflect a federal net operating loss carryforward at December 31, 2004 of approximately $1.0 million, which was utilized in 2005.

            In conjunction with our initial public offering in April 2002, the tax basis of our tangible and intangible assets was adjusted to fair value.  This adjustment to tax basis should result in additional tax deductions being available to us through 2017.  In accordance with our tax agreement with Continental, to the extent we generate taxable income sufficient to realize the additional tax deductions, we are required to pay Continental a percentage of the amount of tax savings actually realized, excluding the effect of any loss carrybacks.  We are required to pay Continental 100% of the first third of the anticipated tax benefit, 90% of the second third and 80% of the last third.  However, if the tax benefits are not realized by the end of 2018, we will be obligated to pay Continental 100% of any benefit realized after that date.  Since these payments are solely dependent on our ability to generate sufficient taxable income to realize these deferred tax assets, they are recorded as an obligation to Continental within the deferred tax asset accounts, and the portion we may retain in the future is offset by a valuation allowance.  At the time of the initial public offering, the valuation allowance and the obligation to Continental offset the step-up in basis of assets in our long-term deferred tax asset account.  We made approximately $25.3 million and $57.0 million of net payments to Continental under the tax agreement during 2005 and 2004, respectively.

            The tax agreement requires Continental to reimburse us for any net increase in our cash tax payments resulting from any decreased availability of net operating loss carryovers related to the basis increase at the time our payment occurs.  The resulting receivable and/or payable is recorded within the deferred tax asset account since its performance is dependent on our ability to generate taxable income.

            No valuation allowance was established on our net operating loss carryforwards or on our receivable from Continental for reimbursing carryforward losses utilized resulting from the basis increase because we believe our stand-alone taxable income will be sufficient to utilize substantially all of these assets within the next several years.

            We believe that our initial public offering created a change in ownership limitation on the utilization of our federal tax attribute carryforwards, primarily net operating losses.  Section 382 of the Internal Revenue Code limits our utilization of these attributes to offset up to approximately $43.3 million of post-change taxable income per year.  This limitation did not have any impact on our financial condition during the years ending 2005 and 2004.

            Our tax agreement increases our dependence on Continental’s financial condition.  If it is determined that any of the tax benefits related to the basis increase should not have been available at the time of utilization and, as a result, we are required to pay additional taxes, interest and penalties, then we could be adversely affected if Continental were unable to indemnify us under the agreement.

Note 10 – Preferred, Common and Treasury Stock

            Preferred Stock.  We have 10 million shares of authorized preferred stock, par value $.01 per share.  One share of preferred stock was issued and outstanding at December 31, 2004.

            After Continental’s ownership of common shares fell below 10% on April 7, 2005, we redeemed the sole share of our Special Voting Preferred Stock held by Continental. The redemption terminated Continental’s right to elect a director to our board of directors. Pursuant to our capacity purchase agreement, Continental had the right to nominate a director to our board, but relinquished this right, effective October 2005. Continental currently owns less than 10% of our common stock and has indicated that it intends to dispose of some or all of its remaining shares, subject to market conditions.  We do not believe that Continental’s sale of its ownership interest will have an adverse impact on our results of operation or financial position.

            Our board is divided into three classes, and our directors are elected by stockholders for three-year terms.  Two of the classes are comprised of two directors and the third is comprised of three.

            Common Stock.  We currently have one class of common stock, par value $.01 per share, with 54.7 million shares issued.  Each share of common stock is entitled to one vote.  Common stockholders participate ratably in any dividends or distributions on the common stock.

            Treasury Stock.  In July 2005, our board of directors authorized the expenditure of up to $30 million to repurchase shares of our common stock.  Purchases have been made from time to time in the open market; the timing of any share repurchases under the program depends on a variety of factors, including market conditions, and may be suspended or discontinued at any time.  Common stock acquired through the program will be available for general corporate purposes.  In 2005, we purchased 590,800 shares of our common stock at an average cost per share of $9.55.

            In addition, under the Incentive Plan, our board of directors can approve the issuance of restricted stock to various employees and non-employee directors.  Forfeitures of awarded shares resulted in common stock held in treasury from which subsequent restricted stock awards can be issued and stock option exercises can be satisfied.

Note 11 – Stock Based Compensation Plans

            At December 31, 2005, we had a stock incentive plan and an employee stock purchase plan.

            Stock Incentive Plans.  Prior to the completion of our initial public offering, Continental, as our then sole stockholder, and our board of directors approved the Incentive Plan, which was subsequently ratified by our public stockholders in 2003.  The Incentive Plan provides that we may grant awards in the form of stock options or restricted stock to our non-employee directors, our employees or employees of our subsidiaries.  The aggregate number of shares of our common stock that may be issued under the Incentive Plan may not exceed 3.2 million shares, subject to adjustments as provided in the Incentive Plan.  We have reserved 3.2 million shares of our common stock for issuance under this plan.  Options granted under the Incentive Plan have been awarded with exercise prices equaling the fair market value of the stock on the date of grant, vest over a four-year period for employees or a six-month period for non-employee directors and expire seven years after the date of grant in the case of employees and ten years after the date of grant in the case of directors.  During 2005, 2004, and 2003, we issued 489,500, 155,500 and 389,000 options, respectively, to purchase our common stock under the Incentive Plan, with a grant date fair value of approximately $2.4 million, $1.4 million and $3.2 million, respectively.

            On November 4, 2005, our board of directors approved accelerating the vesting of 669,750 unvested options currently held by employees, including executive officers, with exercise prices greater than $11.00 per share and extended the term of 868,500 employee options that had a five-year term to seven years.  These options were and remain out of the money, and the acceleration and extension were effective immediately.  No options held by non-employee directors were subject to acceleration or extension.  The acceleration of vesting reduces compensation expense upon the adoption of SFAS 123R.  The reduction in compensation expense in the future, based on our implementation date of January 1, 2006, was approximately $3.1 million.  We reported this future compensation expense in our 2005 pro forma footnote disclosures, as permitted under the transition guidance provided by the FASB.

            In 2005 and 2004, our board of directors approved the issuance of 214,750 and 135,750 shares of restricted stock, respectively, net of forfeitures, to various employees and non-employee directors pursuant to the Incentive Plan, with fair value totaling $2.1 million and $1.7 million, respectively.  The restricted shares granted to our employees to date vest ratably over three or four-year periods.  Restricted shares granted to our non-employee directors vest over six months. Total expense recognized related to restricted stock for the year ended December 31, 2005 and 2004 was $1.6 million and $0.7 million, respectively.  As of December 31, 2005 and 2004, we had 287,563 and 123,750 shares of restricted stock outstanding.

            Continental has stock option and incentive plans under which our employees were granted awards of Continental common stock in the form of stock options or restricted stock (the “Continental Plans”).  Our employees’ eligibility to participate in the Continental Plans ceased in August 2003, when Continental’s beneficial ownership of our common stock dropped below 50%.  All options outstanding were either exercised or cancelled in 2003.

            The table below summarizes stock option transactions pursuant to the Incentive Plan and Continental Plans (share data in thousands):

	2005		2004		2003

	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

ExpressJet Options
Outstanding at Beginning of Year	1,402	$15.12	1,276	$15.46	989	$15.96
Granted	491	$9.99	156	$12.94	389	$11.67
Exercised	-	$-	-	$-	-	$-
Cancelled	(21)	$14.04	(30)	$15.27	(102)	$15.47

Outstanding at End of Year	1,872	$14.63	1,402	$15.12	1,276	$15.46

Options Exercisable at End of Year	1,842	$14.93	582	$15.38	270	$15.73

Continental Options
Outstanding at Beginning of Year	-	$-	-	$-	18	$36.03
Granted	-	$-	-	$-	-	$-
Exercised	-	$-	-	$-	(2)	$10.69
Cancelled	-	$-	-	$-	(16)	$39.20

Outstanding at End of Year	-	$-	-	$-	-	$-

Options Exercisable at End of Year	-	$-	-	$-	-	$-

            The following tables summarize the range of exercise prices and the weighted average remaining contractual life of our options outstanding and the range of exercise prices for our options exercisable at December 31, 2005 (share data in thousands):

Options Outstanding

Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price

$8.99 - $11.50	781	5.11	$11.02
$11.51 - $14.00	135	5.42	$12.72
$14.01 - $16.00	956	3.39	$15.91

$8.99 - $16.00	1,872	3.88	$14.63

Options Exercisable

Range of Exercise Prices	Shares	Weighted Average Exercise Price

$8.99 - $11.50	751	$11.13
$11.51 - $14.00	135	$12.72
$14.01 - $16.00	956	$15.91

$8.99 - $16.00	1,842	$14.93

            Employee Stock Purchase Plans.  On May 7, 2003, our stockholders approved the ESPP, which authorized the sale of up to one million shares of our common stock.  We have reserved one million shares of our common stock for issuance under the ESPP.  Under the plan, all of our employees are eligible to purchase shares of our common stock at 85% of the lower of the fair market value on the first or last day of the semi-annual purchase period.  Our first purchase period began on July 1, 2003.  Employees may sell shares obtained under the ESPP six months after the end of the plan period in which the shares were purchased.  During 2005 and 2004, 69,347 and 72,970 shares, respectively, of our common stock were issued to our employees at prices ranging from $7.23 to $10.37 in 2005 and prices ranging from $10.32 to $12.75 in 2004.  In January 2006, we issued 39,985 shares of our common stock to our employees at $6.88 per share.

            Pro Forma SFAS 123 Results.  Pro forma information regarding net income and earnings per share, as detailed in “–Note 1–Summary of Significant Accounting Policies–(p) Stock Plans and Awards,” has been determined as if we had accounted for our stock options and stock purchase plan under the fair value method of SFAS 123.  The fair value of Holdings’ options granted during 2005, 2004 and 2003 was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for 2005, 2004 and 2003, respectively: risk-free interest rate of 3.9%, 3.5% and 3.3%, dividend yield of 0%, expected life of the option of 4.8, 7.4 and 6.6 years and expected volatility of Holdings’ stock of 55.0%, 68.7% and 69.3%.  Volatility used for options granted in 2005 was based on the actual volatility of our stock.  2004 and 2003 volatility was calculated as an average of the volatility of our and other comparable regional airlines’ stock as our historical data is only available from April 23, 2002.  We changed the method used to estimate volatility in 2005 because we believe this is more reflective of our actual volatility than using an industry average.  The weighted-average grant date fair value of the stock options granted in 2005, 2004 and 2003 was $5.02, $8.96 and $8.03 per option, respectively.

            The fair value of the purchase rights under the ESPP was also estimated using the Black-Scholes model with the following assumptions for 2005, 2004 and 2003, respectively: risk-free interest rate of 3.8%, 2.0% and 1.0%, dividend yield of 0%, expected volatility of Holdings’ stock of 60.8%, 57.3% and 53.7% and an expected life of six months.  The weighted-average fair value of each purchase right granted in 2005, 2004 and 2003 was $2.51, $3.53 and $4.20, respectively.

            The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  As a result, we believe there are limitations in the Black-Scholes option valuation model when calculating the fair value of our options and purchase rights.  However, due to the limited historical data related to our stock compensation, we believe the Black-Scholes option valuation model currently provides the best estimate.

Note 12 – Employee Benefit Plans

            Effective December 31, 2002, the ExpressJet Airlines, Inc. 401(k) Savings Plan (“401(k) Plan”) was adopted.  Substantially all our domestic employees are covered by this plan.  Under the plan, we offered the following benefits:

•	a retirement match up to 5.0% of pay per person (which vests over five years); and
•	a service-based match (which vested immediately), depending on years of service and the terms of the collective bargaining agreements, as applicable.

            Effective October 1, 2004 for Airlines’ mechanics, who are represented by the International Brotherhood of Teamsters, and January 1, 2005 for all other employees, the 401(k) Plan was amended.  Under the amended plan, we offer the following benefits:

•	a service-based retirement match from 4.0% up to 6.0% of pay per person (which vests over five years) depending on years of service; and
•	a service-based retirement contribution (with 5-year cliff vesting) depending on years of service and the terms of the collective bargaining agreements, as applicable.

            For the years ended December 31, 2005, 2004 and 2003, our total expense for the defined contribution plan was $18.2 million, $14.5 million and $10.8 million, respectively.

            The ExpressJet Airlines, Inc. Profit Sharing Plan (the “Profit Sharing Plan”) was adopted effective January 1, 2002 and amended on February 17, 2005.  Under this plan, if Airlines achieves a 10% operating margin, the Profit Sharing Plan will pay out 5% of eligible base pay received during the year to our eligible employees, which excludes employees whose collective bargaining agreements provide otherwise and employees who participate in our management bonus program or any other bonus program designated by the Human Resources Committee of our Board.  Profit sharing expense for the years ended December 31, 2005, 2004 and 2003 was $11.0 million, $10.0 million, and $8.3 million, respectively.

            We also provide medical bridge coverage for employees between the age of 60 to 65, with at least 10 years of service who have retired from the company.  As of December 31, 2005 and 2004, our benefit obligation was $2.6 million and $1.8 million, respectively. Total expense recognized related to this obligation for the years ended December 31, 2005, 2004 and 2003 was $0.6 million, $0.7 million and $1.3 million.

Note 13 – Commitments and Contingencies

            Capacity Purchase Agreement.  So long as Continental is our largest customer, if we enter into a capacity purchase or economically similar agreement with another major airline (defined as any airline with annual revenues greater than $500 million, prior to adjustment for inflation since 2000) to provide regional airline service for more than 10 aircraft on terms and conditions that are, in the aggregate, less favorable to us than those in the capacity purchase agreement, the capacity purchase agreement has a provision that may allow Continental to amend its agreement with us to conform to the terms and conditions of our new agreement.

            In addition, there are provisions in the capacity purchase agreement that require us to use commercially reasonable efforts to transfer, subject to applicable laws, to Continental or its designee any of our airport take-off or landing slots, route authorities or other regulatory authorizations used for Airlines’ scheduled flights under the agreement.

            Continental is generally responsible for all capital and start-up costs for airport terminal facilities at its hub airports and at any other facilities where it elects to provide baggage handling services to us.  If Continental elects to provide baggage handling services at any facility where we previously provided baggage handling services, Continental will reimburse us for most of the capital and start-up costs we incurred at that facility.  We are generally responsible for any capital and start-up costs associated with any airport terminal facilities at other airports where we fly and any non-terminal facilities not regularly used by Continental.  If we exit a market at the direction of Continental (and we do not re-enter that market under our own code or that of an airline other than Continental within six months), Continental will reimburse us for certain losses incurred in connection with the closure of the related facility.  If the capacity purchase agreement is terminated, we may be required to vacate the terminal facilities (or all facilities if the termination results from our material breach of the agreement) that are subleased to us by Continental, and to use commercially reasonable efforts to assign to Continental or designee any lease in our name for these facilities.

            Purchase Commitments.  As of December 31, 2005, we had firm commitments to acquire 8 regional jets from Embraer through 2006.  The estimated aggregate cost of these firm commitments is approximately $0.2 billion.  We will not have any obligation to take any of the aircraft under firm commitments if they are not financed by a third party and leased or subleased to either Continental or us.  We also have options to purchase an additional 100 Embraer regional jets.

            Prior to December 2005, under our power-by-the-hour agreement with Rolls Royce, we were obligated to acquire up to three spare engines to support our existing aircraft and the remaining eight aircraft on firm order.  In December 2005, we negotiated the sale of eight engines to Rolls Royce and, in exchange, entered into seven new engine leases with an affiliate of Rolls Royce. The engines leased have greater interchangeability than the engines sold. As a result, we have satisfied our engine obligations and are no longer obligated to purchase the three engines.

            We also have other contractual obligations of approximately $1.3 billion under our power-by-the-hour contracts with various service providers.  The power–by-the-hour contracts dictate the method by which we pay a vendor based on our actual level of operations in exchange for vendor coverage on specific parts and equipment on our aircraft when those parts and equipment are in need of repair or replacement.  As a result of these agreements, our overall future maintenance costs will not increase; however, our short-term future costs will be higher, as we forego our warranty of these components and systems in return for future cost savings, insurance and more predictable maintenance expense.  These agreements are expected to provide a better match of expenses with the usage of the aircraft.  Each contract varies in term and payment procedure.  The estimated amount of our future commitment is based on assumptions related to future level of operations and forecasted payment rates.  Our level of operations is determined by Continental, which has exclusive scheduling authority over our fleet under the capacity purchase agreement.  The level of operation inherent in the estimate is based on Continental’s most recent operating plan for us, which can be altered at Continental’s sole discretion.  Forecasted payment rates are based on actual rates as of December 31, 2005 and increased annually according to the particular inflation index detailed in each individual contract.  Contractual rate increases at actual time of occurrence may be different than the forecasted rates

            See a summary of all our contractual obligations in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Commitments – Contractual Obligations and Commercial Commitments.”

            General Guarantees and Indemnifications.  Pursuant to the capacity purchase agreement, we indemnify Continental for certain of our actions and it indemnifies us for some of its actions.  During 2004, we incurred $4.0 million in other operating expenses relating to a claim by Continental for costs incurred during the post-retirement storage of certain turboprop aircraft engines.

            Additionally, we are party to many contracts, in which it is common for us to agree to indemnify third parties for tort liabilities that arise out of or relate to the subject matter of the contract.  In some cases, this indemnity extends to related liabilities that arising from the negligence of the indemnified parties, but typically excludes liabilities caused by gross negligence or willful misconduct.  We cannot estimate the potential amount of future payments under these indemnities until events arise that would trigger a liability under the indemnities.  However, we expect to be covered by insurance for a material portion of these liabilities, subject to deductibles, policy terms and condition.

            Employees.  As of December 31, 2005, approximately 70% of our employees are covered by collective bargaining agreements, which include pilots, mechanics, dispatchers and flight attendants.  Our contracts with our pilots, dispatchers and mechanics will be amendable in December 2008, July 2009 and August 2009, respectively.  Our contract with our flight attendants, which represents approximately 16% of our employees, became amendable in December 2004.  We are currently engaged in labor negotiations with our flight attendants.  At this time we cannot predict the outcome of these negotiations.  Our other employees are not covered by collective bargaining agreements.

            Legal Proceedings.  We are a defendant in various lawsuits and proceedings arising in the ordinary course of our business.  While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on our financial position, results of operations or cash flows, we do not believe that the ultimate disposition of these proceedings will have a material adverse effect on our financial position, results of operations or cash flows.

Note 14 – Related Party Transactions

            The following is a summary of significant related party transactions that occurred during the three years ended December 31, 2005, other than those discussed elsewhere in the Notes to Consolidated Financial Statements.

            Continental controls the scheduling, ticket prices and seat inventories with respect to Airlines’ operations.  In connection with this activity, Continental performs all sales and ticketing functions for Airlines on Continental ticket stock and receives cash directly from the sale of Airlines’ tickets.  Continental purchases or provides payment of certain items on our behalf, including fuel, certain payroll expenditures (including related benefits) and insurance, and charges us amounts as stipulated in the capacity purchase agreement.  In general, transfers or sales of assets between us and Continental are recorded at net book value.

            Continental provides various services to us and charges us amounts at rates in accordance with the capacity purchase and other agreements.  The services provided to us by Continental are as follows.

•

Certain customer services such as ground handling.  Charges related to these services were approximately $75.3 million, $106.5 million and $90.1 million for the years ended December 31, 2005, 2004 and 2003.

•

Centralized services and infrastructure costs, such as technology, transaction processing, treasury and risk management.  Charges related to these services were approximately $8.7 million, $13.8 million and $14.4 million for the years ended December 31, 2005, 2004, and 2003.

            During 2004, we amended our administrative support and information services provisioning agreement with Continental, which primarily extended the agreement for the term of the capacity purchase agreement.  We also amended the capacity purchase agreement to incorporate the amendment to our power-by-the-hour agreement with Rolls Royce that was signed in September 2004.

            Effective November 1, 2003, we amended our master facility and ground handling agreement with Continental to clarify how Continental allocates rent expenses to us at the airport locations where Airlines operates.  Under this amendment, all terminal facility rents at the hub airports are now borne by Continental and Airlines pays for incremental rent at other Continental–managed locations unless Continental does not operate any aircraft there.  In these situations, Airlines is responsible for the rent expense.  At locations Airlines manages, rent is allocated between Continental and Airlines based on the number of respective passengers.

            In December 2005, we recorded a current receivable from Continental in the amount of $1.7 million related to the reimbursement of the life-limited parts used on seven of the eight engines sold to Rolls Royce.  This receivable is included in “Amounts due from Continental Airlines, Inc., net” on the face of the balance sheet.

            During 2003, we finalized our 2002 income tax returns reflecting the tax impact of our spin-off from Continental.  Upon reconciling the tax impact of the spin-off in our deferred tax accounts, a deferred tax asset of approximately $6.7 million remained.  At the end of 2003, this asset was included in our deferred tax accounts.  In 2004, based on Continental’s agreement with our reconciliation and the conclusion that this asset was related to our spin-off from Continental, the item was reclassified as a receivable from Continental.  In December 2004, we reached an agreement with Continental under which it agreed to pay half of this balance.  As a result, in the fourth quarter we recorded a $3.4 million charge in other operating expenses.  Continental paid us the remaining balance as full and final satisfaction of this matter in January 2005.

            We also have related-party transactions between us (including our subsidiaries) and our equity investees or Continental.  The following quantifies such activities:

•

In July 2005, we purchased a 74,000 square foot maintenance facility shop in Miami, Florida for $4.9 million.  We lease this property to American Composites, in which we own a 49% interest, under an operating lease.  Rent revenue from American Composites totaled approximately $0.2 million in 2005.

•	During 2005, Wing Holdings and American Composites, in which Holdings owns a non-controlling interest, provided approximately $0.2 million and $0.1 million worth of services to Airlines, respectively.
•	During 2005, ExpressJet Services, a wholly owned subsidiary of Holdings, performed repair services for Wing Holdings in the amount of $0.1 million.
•	During 2005, InTech, a wholly owned subsidiary of Holdings since November 2005, reported sales to Continental totaling $0.8 million.

            As of December 31, 2005 and 2004, we had approximately $0.7 million of receivables from our employees (which does not include any of our officers).  These receivables are related to uniforms, flight benefit charges and membership fees that are paid back to us through payroll deductions.

Note 15 – Subsequent Event

            In February 2005, our board of directors authorized the inclusion of our 4.25% convertible notes due 2023 in our previously announced $30 million securities repurchase program, which includes our common stock.  We expect any purchases of the notes or the stock to be made from time to time in the open market or in privately negotiated transactions. The timing of any repurchases under the program will depend on a variety of factors, including market conditions, and may be suspended or discontinued at any time. Common stock acquired through the repurchase program will be available for general corporate purposes, and convertible notes repurchased under the program will be cancelled.

Note 16 – Selected Quarterly Financial Data (Unaudited)

            Unaudited summarized financial data by quarter for 2005 and 2004 is as follows (in millions, except per share data):

	March 31,	June 30,	September 30,	December 31,

2005
Operating revenue	$375.4	$388.7	$393.8	$404.9
Operating income	38.8	40.0	38.0	39.7
Non-operating expense, net	(1.2)	(0.6)	(0.5)	-
Net income	23.3	24.3	25.5	24.9
Basic earnings per share(1)	$0.43	$0.45	$0.47	$0.46
Diluted earnings per share(3)	$0.39	$0.41	$0.43	$0.42

2004
Operating revenue	$364.0	$370.8	$385.7	$387.0
Operating income	48.6	50.1	51.6	55.0
Non-operating expense, net	(2.1)	(2.2)	(1.8)	(1.3)
Net income	28.7	29.7	30.8	33.6
Basic earnings per share(1)	$0.53	$0.55	$0.57	$0.62
Diluted earnings per share(2)(3)	$0.48	$0.49	$0.51	$0.56

(1)

The sum of the individual quarterly earnings per share does not agree with year-to-date net income per share as each quarterly computation is based on the weighted average number of shares outstanding during that period.

(2)

We adopted EITF 04-08 in 2004.  As a result, we restated our Diluted EPS to include the potential common stock equivalents related to our senior convertible notes in our computation of Diluted EPS for all periods in which the convertible notes were outstanding (since August 2003).

(3)

See detailed reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS at - Note 1 - Summary of Significant Accounting Policies - (o) Earnings per Share."